EXHIBIT 99.1
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News Release

FOR IMMEDIATE RELEASE:  April 21, 2004

CONTACT: John T. Day, President/CEO
                  Dennis P. Gauger, CFO
                  Nevada Chemicals, Inc.
                  801-984-0228

           Nevada Chemicals, Inc. Announces 1st Quarter 2004 Earnings

John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM), today announced earnings for the first quarter ended March 31, 2004. The Company had net income of $546,000 or $0.08 a share compared to $319,000 or $0.04 per share in the first quarter of 2003.

The improvement in earnings over the first quarter of 2003 is due primarily to the additional sales at Cyanco based on greater quantities sold at higher prices. Cyanco is an unincorporated joint venture engaged in the manufacture and sale of liquid sodium cyanide. During the first quarter of 2004, Cyanco continued to see fluctuations in the price of various raw materials based on the cost of energy resulting in increased production costs compared to the first quarter of 2003. The energy prices have been greatly affected by the uncertainties caused by the conflict in Iraq as has the spot price for gold. According to Day, there continues to be interest on the part of the gold mines to review strategies to exploit the gold price run-up over the last year and he stated that this was probably the reason for higher quantities sold during the period.

Cyanco is a 50/50 joint venture company of Nevada Chemicals, Inc. and Degussa Corporation. Cyanco has produced and marketed liquid sodium cyanide to the Western States gold mining region for the past 14 years.

                             NEVADA CHEMICALS, INC.
      CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND BALANCE SHEET DATA
                             QUARTERS ENDED MARCH 31

                                                2004                   2003
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     Revenues                             $     986,000          $     580,000

     Net Income                           $     546,000          $     319,000

     Earnings per Common Share,
     Assuming Dilution                    $        0.08          $        0.04

     Stockholders' Equity                 $  22,088,000          $  22,307,000

     Total Assets                         $  25,745,000          $  24,929,000

     Weighted Average Common Shares
     Outstanding-Diluted                      6,963,000              7,186,000

Note: The foregoing contains "forward-looking" statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company's business prospects and performance. These include, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company's reports to shareholders and periodic filings with the Securities and Exchange Commission.